

Mail Stop 3030

April 8, 2010

Brien Ragle
Controller
IsoRay, Inc.
350 Hills St. Suite 106
Richland, WA 99354

> **Re:** **IsoRay, Inc.**
> **Form 10-K for the Fiscal Year ended June 30, 2009**
> **Filed February 10, 2009**
> **File No. 001-33407**

Dear Mr. Ragle:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief